SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. __)*

Carmike Cinemas, Inc.
(Name of Issuer)

Common stock, $0.03 par value
(Title of Class of Securities)

143436400
(CUSIP Number)

Oasis Management Company Ltd.

c/o Oasis Management (Hong Kong) LLC

21/F Man Yee Building

68 Des Voeux Road, Central

Hong Kong

Attention: Phillip Meyer

(852) 2847-7708

with a copy to:

Schulte Roth & Zabel LLP

919 Third Avenue

New York, NY 10022

Attention: Eleazer N. Klein, Esq.

(212) 756-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 13, 2015
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 12 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 143436400	SCHEDULE 13D	Page 2 of 12 Pages

1	NAME OF REPORTING PERSON Oasis Management Company Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,237,610 shares of Common Stock
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,237,610 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,237,610 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.0%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 143436400	SCHEDULE 13D	Page 3 of 12 Pages

1	NAME OF REPORTING PERSON Oasis Investments II Master Fund Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,237,610 shares of Common Stock
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,237,610 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,237,610 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.0%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 143436400	SCHEDULE 13D	Page 4 of 12 Pages

1	NAME OF REPORTING PERSON Seth Fischer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,237,610 shares of Common Stock
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,237,610 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,237,610 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 143436400	SCHEDULE 13D	Page 5 of 12 Pages

Item 1.	SECURITY AND ISSUER

This statement on Schedule 13D (the "Schedule 13D") relates to the shares of common stock, par value $0.03 per share (the "Shares"), of Carmike Cinemas, Inc., a Delaware corporation (the "Issuer"). The Issuer's principal executive offices are located at 1301 First Avenue, Columbus, Georgia 31901-2109.

Item 2.	IDENTITY AND BACKGROUND

(a)	This Schedule 13D is filed by:
(i) Oasis Management Company Ltd., a Cayman Islands exempted company ("Oasis Management" or the "Investment Manager"), is the investment manager of Oasis Investments II Master Fund Ltd., a Cayman Islands exempted company (the "Oasis II Fund"), with respect to the Shares held by the Oasis II Fund;

(ii) the Oasis II Fund, with respect to the Shares held by it; and

(iii) Seth Fischer ("Mr. Fischer"), is responsible for the supervision and conduct of all investment activities of the Investment Manager, including all investment decisions with respect to the assets of the Oasis II Fund, with respect to the Shares held by the Oasis II Fund.

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons."

The filing of this statement should not be construed as an admission that any of the Reporting Persons is, for the purposes of Section 13 of the Act, the beneficial owner of the Shares reported herein.

(b)	The address of the business office of Mr. Fischer is c/o Oasis Compliance, Oasis Management (Hong Kong) LLC, 21st Floor, Man Yee Building, 68 Des Voeux Road, Central, Hong Kong. The address of the business office of each of Oasis Management and the Oasis II Fund is Ugland House, PO Box 309 Grand Cayman, KY1-1104, Cayman Islands.

(c)	The principal business of: (i) Oasis II Fund is to serve as a private investment vehicle, (ii) Oasis Management is to serve as investment manager to a variety of private investment funds, including Oasis II Fund and (iii) Mr. Fischer, an individual, is to supervise and conduct all investment activities of the Investment Manager, including all investment decisions with respect to the assets of the Oasis II Fund.

(d)	None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

CUSIP No. 143436400	SCHEDULE 13D	Page 6 of 12 Pages

(e)	None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)	Each of Oasis Management and Oasis II Fund is a company organized under the laws of the Cayman Islands. Mr. Fischer is a German citizen.

Schedule A attached hereto sets forth the information required by Instruction C of the instructions to Schedule 13D.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Funds for the purchase of the Shares by Oasis II Fund reported herein were derived from general working capital and margin account borrowings made in the ordinary course of business. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the account, which may exist from time to time. Since other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the Shares reported herein. A total of $31,271,425.87 was paid to acquire the 1,237,610 Shares reported herein.

Item 4.	PURPOSE OF TRANSACTION

The Reporting Persons acquired the Shares because it believed the Shares were undervalued and represented an attractive investment opportunity. The Reporting Persons have had and expects to continue to have discussions with the Issuer’s management and other shareholders regarding ways to maximize shareholder value, including matters concerning the Issuer's corporate governance, dividend policy, board composition, business, operations, management, strategy, and future plans of the Issuer. However, the Reporting Persons now believe it would be beneficial to engage more substantively with the Issuer's management. The Reporting Persons may also take further steps including engaging in discussions with shareholders, management, the board and other interested parties regarding such matters as strategic alternatives including exploring a sale of the Issuer, as well as pursue other plans or proposals that relate to or would result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D.

CUSIP No. 143436400	SCHEDULE 13D	Page 7 of 12 Pages

Except as set forth herein, the Reporting Persons have no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D. The Reporting Persons have not entered into any agreement with any third party to act together for the purpose of acquiring, holding, voting or disposing of the Shares reported herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis and may from time to time engage in discussions with management, the Board of Directors, other shareholders of the Issuer and other relevant parties, including representatives of any of the foregoing, concerning matters with respect to the Reporting Person's investment in the Shares, including, without limitation, the corporate governance, dividend policy, board composition, business, operations, governance, management, strategy and future plans of the Issuer. Depending on various factors, including, without limitation, the outcome of any discussions referenced above, the Issuer's financial position and strategic direction, actions taken by the Board of Directors, price levels of the Shares, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation, proposing or nominating director candidates to the Issuer’s board of directors, purchasing additional Shares or selling some or all of their Shares or any other derivative securities, engaging in hedging or similar transactions with respect to the Shares and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

(a)	See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of Shares and percentages of the Shares beneficially owned by each of the Reporting Persons. The percentages used in this Schedule 13D are calculated based upon 24,576,143 Shares reported to be outstanding as of July 24, 2015 in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2015 filed on July 27, 2015.

(b)	See rows (7) through (10) of the cover pages to this Schedule 13D for the number of Shares as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)	The transactions in the Shares by Oasis II Fund within the past sixty days, which were all in the open market, are set forth in Schedule B, and are incorporated herein by reference. The other Reporting Persons did not enter into any transactions in the Shares within the past sixty days.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such Shares.

(e)	Not applicable.

CUSIP No. 143436400	SCHEDULE 13D	Page 8 of 12 Pages

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Other than the Joint Filing Agreement attached as Exhibit 1 hereto, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1:	Joint Filing Agreement Statement as required by Rule 13d-1(k)(1) under the Act.

CUSIP No. 143436400	SCHEDULE 13D	Page 9 of 12 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: October 19, 2015

Oasis Management CoMPANY Ltd.

By:	/s/ Phillip Meyer
Name	Phillip Meyer
Title	General Counsel

Oasis Investments II Master Fund Ltd.

By:	/s/ Phillip Meyer
Name	Phillip Meyer
Title	Director

/s/ Seth Fischer
SETH FISCHER

CUSIP No. 143436400	SCHEDULE 13D	Page 10 of 12 Pages

Schedule A

GENERAL PARTNERS, CONTROL PERSONS, DIRECTORS AND EXECUTIVE OFFICERS OF CERTAIN REPORTING PERSONS

The following sets forth the name, position, address, principal occupation and citizenship of each general partner, control person, director and/or executive officer of the applicable Reporting Persons (the "Instruction C Persons"). To the best of the Reporting Persons' knowledge, (i) none of the Instruction C Persons during the last five years has been convicted in a criminal proceeding (excluding traffic violations or other similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws and (ii) none of the Instruction C Persons owns any Shares or is party to any contract or agreement as would require disclosure in this Schedule 13D.

REPORTING PERSON: OASIS MANAGEMENT COMPANY LTD.

Seth Fischer serves as a director of Oasis Management. His business address is c/o Oasis Compliance, Oasis Management (Hong Kong) LLC, 21st Floor, Man Yee Building, 68 Des Voeux Road, Central, Hong Kong. His principal occupation is acting as the Chief Investment Officer at Oasis Management (Hong Kong) LLC. Seth Fischer is a citizen of Germany.

REPORTING PERSON: OASIS INVESTMENTS II MASTER FUND LTD.

Phillip Meyer serves as a director of Oasis II Fund. His business address is c/o Oasis Compliance, Oasis Management (Hong Kong) LLC, 21st Floor, Man Yee Building, 68 Des Voeux Road, Central, Hong Kong. His principal occupation is acting as the General Counsel at Oasis Management (Hong Kong) LLC. Phillip Meyer is a citizen of USA.

Pearse Griffith serves as a director of Oasis II Fund. His business address is c/o HF Fund Services Ltd., 45 Market Street, Gardenia Court, Camana Bay, Grand Cayman, KY1-1104, Cayman Islands. His principal occupation is acting as a Professional Director at HF Fund Services Ltd. Pearse Griffith is a citizen of Ireland.

Akio Kawamura serves as a director of Oasis II Fund. His business address is c/o Nishimura & Asahi, Ark Mori Building, 28F, 12-32 Akasaka 1-chome, Minato-ku, Tokyo 107-6029, Japan. His principal occupation is acting as an Attorney at Nishimura & Asahi. Akio Kawamura is a citizen of Japan.

CUSIP No. 143436400	SCHEDULE 13D	Page 11 of 12 Pages

 Schedule B

This Schedule sets forth information with respect to each purchase and sale of Shares which were effectuated by a Reporting Person within the past sixty days. All transactions were effectuated in the open market through a broker.

OASIS INVESTMENTS II MASTER FUND LTD.

Trade Date	Shared Purchased (Sold)	Price ($)*

08/21/2015	50,000	21.52
08/24/2015	23,568	21.88
09/15/2015	8,600	22.44
09/16/2015	4,900	22.48
09/17/2015	1,949	22.80
09/21/2015	25,000	22.25

09/22/2015	31,300	21.68
09/28/2015	25,000	20.22
09/29/2015	44,250	19.45
09/30/2015	18,606	19.89
10/02/2015	3,900	20.19
10/05/2015	18,700	21.38
10/06/2015	30,000	22.35
10/06/2015	16,100	21.97
10/07/2015	25,620	23.00
10/08/2015	50,000	24.08
10/09/2015	44,418	24.16
10/12/2015	90,212	24.08
10/13/2015	100,000	24.45
10/16/2015	7,900	23.96

* Excluding commissions, SEC fees, etc. (rounded to nearest cents).

CUSIP No. 143436400	SCHEDULE 13D	Page 12 of 12 Pages

EXHIBIT 1

JOINT FILING AGREEMENT
PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

DATE: October 19, 2015

Oasis Management CoMPANY Ltd.

By:	/s/ Phillip Meyer
Name	Phillip Meyer
Title	General Counsel

Oasis Investments II Master Fund Ltd.

By:	/s/ Phillip Meyer
Name	Phillip Meyer
Title	Director

/s/ Seth Fischer
SETH FISCHER